EXHIBIT 5.03

AMENDMENT NO. 2 TO THE AMENDED AND RESTATED BY-LAWS

OF

EATON VANCE SENIOR FLOATING-RATE TRUST

This Amendment No. 2 to the Amended and Restated By-Laws of Eaton Vance Senior Floating-Rate Trust, effective as of August 13, 2020 (the “By-Laws”), is made as of October 10, 2024, in accordance with Article XVI of the By-Laws. Capitalized terms used herein and not otherwise herein defined are used as defined in the By-Laws.

1.	The first paragraph under Article IV, Section 5 is hereby amended to read in its entirety as follows:

SECTION 5. Voting. At each meeting of the shareholders, every shareholder of the Trust shall be entitled to one vote in person or by proxy for each share of the Trust held by such shareholder then having voting power in respect of the matter upon which the vote is to be taken, standing in his name on the books of the Trust at the time of the closing of the transfer books for the meeting, or, if the books be not closed for any meeting, on the record date fixed as provided in Section 4 of Article VI of these By-Laws for determining the shareholders entitled to vote at such meeting, or if the books be not closed and no record date be fixed, at the time of the meeting. The record holder of a fraction of a share shall be entitled in like manner to corresponding fraction of a vote. Notwithstanding the foregoing, the Trustees may, in connection with the establishment of any class (or series) of shares or in proxy materials for any meeting of shareholders or in other solicitation materials or by vote or other action duly taken by them, establish conditions under which the several classes (or series) shall have separate voting rights or no voting rights.

2.	Article XIV is hereby deleted in its entirety and replaced with “Reserved.”

3.	Except as specifically amended herein, the By-Laws shall remain unchanged and in full force and effect.